Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Board of Directors

First Horizon National Corporation:

We consent to the use of our reports dated February 27, 2012, with respect to the consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 10-K of the Company and are incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Memphis, Tennessee

January 24, 2013